

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Sean Di
General Counsel
RLX Technology Inc.
5/F, Block B, Baifu International Building
Chaoyang District, Beijing 100027
People's Republic of China

> **Re: RLX Technology Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted December 4, 2020**
> **CIK No. 0001828365**

Dear Mr. Di:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement Submitted December 4, 2020

Business
Overview, page 120

1.   We note your response to comment 10 that you currently only sell your e-vapor products in China. However, it appears from the website relxnow.com, that the company will ship its products to Europe, Canada and other locations outside of China. Please advise. Please consider including regulatory disclosures related to selling your products in other countries.

<u>Related Party Transactions</u>
<u>Other Related Party Transactions, page 165</u>

2.   We note your revised disclosure that you sold e-vapor products to a party that is controlled by an individual who has indirectly significant influence on you. Please revise to identify the party, or explain why you do not believe that you are required to do so.

    You may contact Effie Simpson at 202-551-3346 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing